

November 3, 2014

Via E-mail
Sergio Traversa
Chief Executive Officer
Relmada Therapeutics, Inc.
546 Fifth Avenue
14th Floor
New York, NY 10036

> **Re: Relmada Therapeutics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 16, 2014**
> **File No. 333-197109**

Dear Mr. Traversa:

We have reviewed your responses to the comments in our letter dated September 30, 2014 and have the following additional comments.

Prospectus Summary, page 1

1. We note your response to our prior comment 6 and your revised disclosure that you plan to "out-license" sales, promotion and marketing to third parties. Please define the term "out-license" when it is first used, and reconcile this aspect of your strategy with your plan to "in-license" competitor companies' products.

2. We note your response to our prior comment 7. Please explain the statement in note 1 to your financial statements on page F-10 that you have an "early stage pipeline of an additional three products."

The Offering, page 3

3. We note your disclosure that the common stock outstanding before the offering and after the offering has been calculated based upon the total number of issued and outstanding shares as of September 8, 2014. Please update this to account for the October 10, 2014 issuance of 10.1 million shares pursuant to the exercise of Series A Warrants. Please similarly revise Description of Securities on page 79 and Item 15 on page II-2 to reflect the issuance of common stock upon exercise of the Series A Warrants.

Selling Stockholders, page 26

4. We note that the beneficial ownership information has been provided as of September 12, 2014. Please provide the beneficial ownership information as of the most recent practicable date.

Description of Business, page 53

Product Development, page 56

5. We note your response to our prior comment 10. It does not appear your disclosure has been revised in the manner indicated. Please revise accordingly.

Management's Discussion and Analysis, page 61

6. We note your response to our prior comment 16. Please provide us your analysis why the license agreement is not material to your business or why you are otherwise not substantially dependent on this agreement. In this regard, we note that it appears this agreement represents your only patented product.

You may contact Aamira Chaudhry (202) 551-3389 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via-Email
        Thomas R. Slusarczyk
        The Matt Law Firm, PLLC